UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 8, 2019

Commission File Number 001-35203

THERATECHNOLOGIES INC.

(Translation of registrant’s name into English)

2015 Peel Street, Suite 1100

Montréal, Québec, Canada

H3A 1T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

THERATECHNOLOGIES INC.

Exhibit	Description

99.1	Unaudited Interim Consolidated Financial Statements for the three and nine-month periods ended August 31, 2019 and 2018 and as at December 1, 2017

99.2	Management’s Discussion and Analysis for the three-month and nine-month periods ended August 31, 2019

99.3	Press Release Dated October 8, 2019

99.4	Canadian Form 52-109F2 Certification of Interim Filings – CEO

99.5	Canadian Form 52-109F2 Certification of Interim Filings – CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THERATECHNOLOGIES INC.

By:	/s/ Luc Tanguay
Name:	Luc Tanguay
Title:	President and Chief Executive Officer

Date: October 8, 2019